EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	December 31,	December 31,	December 31,	December 31,	December 31,
(dollars in millions)	2017	2016	2015	2014	2013
Earnings before income taxes	$14,023	$11,863	$10,231	$9,656	$8,915
Fixed charges	1,399	1,249	957	753	839
Total earnings available for fixed charges	$15,422	$13,112	$11,188	$10,409	$9,754

Fixed Charges:
Interest expense	$1,186	$1,067	$790	$618	$708
Interest component of rental payments	213	182	167	135	131
Total fixed charges	$1,399	$1,249	$957	$753	$839
Ratio of earnings to fixed charges	11.0	10.5	11.7	13.8	11.6

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.